Exhibit (h)(35)

APPENDIX A
TO
THE TRANSFER AGENCY SERVICES AGREEMENT
BETWEEN
EXCHANGE TRADED CONCEPTS TRUST
and
BROWN BROTHERS HARRIMAN & CO.
Dated as of 5/27/2020

The following is a list of Funds/Portfolios for which BBH shall serve under a Transfer Agency Services Agreement dated as of 9/28/2009 “the Agreement”:

EMQQ Emerging Markets Internet & Ecommerce ETF
Hull Tactical US ETF
Vesper US Large Cap Short-Term Reversal Strategy ETF
North Shore Global Uranium Mining ETF
North Shore Dual Share Class ETF

IN WITNESS WHEREOF, each of the parties hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

EXCHANGE TRADED CONCEPTS TRUST:

BY: /s/ J. Garrett Stevens

NAME: J. Garrett Stevens

TITLE: President
DATE: May 27, 2020